Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-216082

October 5, 2017

PepsiCo, Inc.

Floating Rate Notes due 2018

2.000% Senior Notes due 2021

3.000% Senior Notes due 2027

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	A1 / A+ (Stable Outlook / Stable Outlook)

Trade Date:	October 5, 2017

Settlement Date (T+2):	October 10, 2017

Title of Securities:	Floating Rate Notes due 2018	2.000% Senior Notes due 2021	3.000% Senior Notes due 2027

Aggregate Principal Amount Offered:	$1,500,000,000	$1,000,000,000	$1,500,000,000

Maturity Date:	October 15, 2018	April 15, 2021	October 15, 2027

Interest Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15, commencing on January 15, 2018	Semi-annually on each April 15 and October 15, commencing on April 15, 2018	Semi-annually on each April 15 and October 15, commencing on April 15, 2018

Spread to LIBOR:	+0 basis points	—	—

Designated LIBOR Page:	Reuters Page LIBOR01	—	—

Index Maturity:	3 Months	—	—

Interest Reset Dates:	January 15, April 15 and July 15	—	—

Initial Interest Rate:	3 month LIBOR plus 0 basis points, determined on the second London banking day prior to October 10, 2017	—	—

Benchmark Treasury:	—	1.375% due September 15, 2020	2.250% due August 15, 2027

Benchmark Treasury Yield:	—	1.626%	2.353%

Spread to Treasury:	—	+38 basis points	+68 basis points

Re-offer Yield:	—	2.006%	3.033%

Coupon:	—	2.000%	3.000%

Price to Public:	100.000%	99.980%	99.717%

Optional Redemption:	—	Prior to March 15, 2021, make-whole call at Treasury rate plus 10 basis points; par call at any time on or after March 15, 2021	Prior to July 15, 2027, make-whole call at Treasury rate plus 15 basis points; par call at any time on or after July 15, 2027

Net Proceeds to PepsiCo (Before Expenses):	$1,498,875,000	$997,300,000	$1,489,005,000

Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.

Day Count Fraction:	Actual/360	30/360	30/360

CUSIP / ISIN:	713448 DW5 / US713448DW56	713448 DX3 / US713448DX30	713448 DY1 / US713448DY13

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

UBS Securities LLC

ANZ Securities, Inc.

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

U.S. Bancorp Investments, Inc.

Drexel Hamilton, LLC

Loop Capital Markets LLC

The Williams Capital Group, L.P.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and S&P. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities

Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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